JAMES BAY DISTILLERS / SCOTCH WHISKY BRAND
FRONT LABEL PROOF (3 X 4.5 IN)


JAMES BAY
DISTILLERS
HARBOUR & STRAIT
SCOTCH
WHISKY
BLENDED MALT SCOTCH WHISKY
46% ALC/VOL
93 PROOF
750 ML
JAMES BAY
DISTILLERS
NW
NORTHWEST
SCOTCH
WHISKY
BLENDED GRAIN SCOTCH WHISKY
46% ALC/VOL
93 PROOF
750 ML
JAMES BAY
DISTILLERS
INNER HARBOUR
SCOTCH
WHISKY
BLENDED SCOTCH WHISKY
46% ALC/VOL
93 PROOF
750 ML